SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BurgerFi International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12122L 101

(CUSIP Number)

Daniel Reid

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Operating Officer and General Counsel

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L 101

1.	Names of Reporting Persons. J. Michael Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,429,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,429,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. Scott A. Dahnke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,429,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,429,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Warming Bag, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,429,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,429,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,429,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,429,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,429,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 15, 2021, and amended by Amendment No. 1 on October 14, 2022 and Amendment No. 2 on November 7, 2022 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 that are not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of BurgerFi International, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 200 West Cypress Creek Rd., Suite 220, Fort Lauderdale, FL 33309.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by the following (each, a “Reporting Person,” and collectively, the “Reporting Persons”):

(i)	CP7 Warming Bag, L.P. (together with its transferees, successors or assigns, “CP7 Warming Bag”), a Delaware limited partnership;

(ii)	CP7 Management, LLC (“CP7 Management”), a Delaware limited liability company and the general partner of CP7 Warming Bag;

(iii)	Scott Dahnke, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein; and

(iv)	J. Michael Chu, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached to the Schedule 13D as Exhibit 1.

(b)	The business address of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich, Connecticut 06830.

(c)

The principal business of: (i) CP7 Warming Bag is to serve as a private investment vehicle; (ii) CP7 Management is to serve as the manager of certain private investment vehicles, including CP7 Warming Bag; (iii) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (iv) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the securities reported on this Schedule 13D for investment purposes. Andrew Taub, a Managing Partner of L Catterton, serves as a member of the Issuer’s Board of Directors.

The information set forth in Item 5 and Item 6 of this Schedule 13D is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 22,253,232 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 16, 2022.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

On February 27, 2023, the Issuer filed an amended and restated certificate of designation, dated as of February 24, 2023 (the “A&R CoD”), with the Delaware Secretary of State regarding the Issuer’s non-convertible, redeemable Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), to amend certain powers, designations, preferences and other rights set forth therein, as more fully described below in Item 6, to be effective February 27, 2023.

In addition, on February 24, 2023, pursuant to the Stock Purchase Agreement (as defined below in Item 6), CP7 Warming Bag sold 1,500,000 shares of Common Stock to the Purchasers (as defined below in Item 6) at a purchase price of $0.50 per share for an aggregate purchase price of $750,000.00.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Amended and Restated Certificate of Designation of Series A Preferred Stock of BurgerFi International, Inc.

On February 27, 2023, the Issuer filed the A&R CoD with the Delaware Secretary of State regarding the Series A Preferred Stock, to amend certain powers, designations, preferences and other rights set forth therein, as more fully described below, to be effective February 27, 2023.

Director Designation Rights

The A&R CoD added a provision providing that (i) for so long as CP7 Warming Bag, or its current or future affiliates, directly or indirectly, hold collectively 70.0% or more of the shares of Series A Preferred Stock held by CP7 Warming Bag as of the date of the A&R CoD, CP7 Warming Bag shall have the option and the right (but not the obligation), to designate two directors (one of whom shall be a Class C director and one of whom shall be a Class A director if the Board of Directors of the Issuer (the “Board”) remains classified in such manner or any successor structure) (each, a “CP7 Designated BFI Director”), subject to suitability requirements set forth in the A&R CoD, (ii) for so long as CP7 Warming Bag, or its current or future affiliates, directly or indirectly, hold collectively less than 70.0%, but 35.0% or more of the shares of Series A Preferred Stock held by CP7 Warming Bag as of the date of the A&R CoD, CP7 Warming Bag’s option and right described above shall be reduced to the option and right (but not the obligation) to designate one CP7 Designated BFI Director (whom shall be a Class C director if the Board remains classified in such manner or any successor structure) and (iii) in the event that CP7 Warming Bag, or its current or future affiliates, directly or indirectly, hold collectively less than 35.0% of the shares of Series A Preferred Stock held by CP7 Warming Bag as of the date of this A&R CoD, CP7 Warming Bag’s option and right described above shall immediately terminate and any CP7 Designated BFI Director shall promptly tender his or her resignation from the Board. Each of the ownership percentage thresholds described above are referred to herein as a “CP7

Ownership Threshold.”

Each CP7 Designated BFI Director shall receive, effective January 1, 2024, the same aggregate value of compensation as each non-employee member of the Board, including cash compensation or equity compensation (at the Issuer’s election), and other benefits.

If a CP7 Designated BFI Director ceases to serve as a member of the Board prior to the expiration of such director’s term, other than as a result of a CP7 Designated BFI Director’s resignation as a result of the CP7 Ownership Threshold decreasing below 70% or 35%, as applicable, then CP7 Warming Bag shall be entitled to designate a director nominee as such director’s successor, it being understood that any such designee shall serve the remainder of the term of such director whom such designee shall replace, or until her or his successor is duly elected and qualified or until her or his earlier resignation or removal.

Subject to the other provisions of the A&R CoD and applicable law, each CP7 Designated BFI Director designated by CP7 Warming Bag shall serve as a CP7 Designated BFI Director until the expiration of her or his term of office, resignation, or such earlier time as CP7 Warming Bag elects to replace such CP7 Designated BFI Director or any successors thereof. In the event of the resignation, death or removal of any CP7 Designated BFI Director from the Board, provided the CP7 Ownership Threshold has not decreased below 35%, CP7 Warming Bag shall have the continuing right to appoint a successor CP7 Designated BFI Director to the Board, so long as the rights under the A&R CoD are in effect to fill the resulting vacancy on the Board; provided, however, that the successor shall be subject to the suitability requirements set forth in the A&R CoD.

Each CP7 Designated BFI Director shall have the right to attend, as a non-voting participant, any meeting of any committee of the Board for which such CP7 Designated BFI Director is not a member thereof. In addition, for so long as CP7 Warming Bag shall have the right to designate a CP7 Designated BFI Director pursuant to the A&R CoD, the Executive Chairman of the Board shall continue to have the option and right (but not the obligation) to designate: (a) one non-voting observer to the Board and (b) subject to the suitability requirements set forth in the A&R CoD, a non-voting observer to any or all committees on a case-by-case basis, which approval shall not be unreasonably withheld or delayed by such committee.

Voting Rights

The A&R CoD added to the list of major decisions of the Issuer that require the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock the following actions: (x) hire, appoint, remove, replace, terminate or otherwise change the Chief Executive Officer or fail to consult with holders of a majority of the then outstanding shares of Series A Preferred Stock prior to any other hiring, removal, replacement, termination or appointment of any other executive officer of the Issuer and (y) except as required by applicable law, amend, waive or modify any rights under, terminate or approve (1) any incurrence of debt or guarantee thereof involving more than $2,500,000, or (2) any incurrence of debt or guarantee thereof between the Issuer or any of its subsidiaries, on the one hand, and any director, officer or stockholder of the Issuer or any of their respective affiliates, on the other hand. (1) and (2) above are subject to certain exceptions set forth in the A&R CoD.

Redemption

The A&R CoD added a provision providing that in the event the Issuer fails to timely redeem any shares of Series A Preferred Stock on November 3, 2027, the applicable dividend rate shall automatically increase to the lesser of (A) the sum of 10.00% plus the applicable default rate (with such aggregate rate increasing by an additional 0.35% per quarter from and after November 3, 2027) or (B) the maximum rate that may be applied under applicable law, unless waived in writing by a majority of the outstanding shares of Series A Preferred Stock.

The A&R also added a provision providing that in the event the Issuer fails to timely redeem any shares of Series A Preferred Stock in connection with a Qualified Financing (as defined in the A&R CoD) or on November 3, 2027 (a “Default”), the Issuer agrees to promptly commence a debt or equity financing transaction or sale process to solicit proposals for the sale of the Issuer and its subsidiaries (or, alternatively, the sale of material assets) designed to yield the maximum cash proceeds to the Issuer available for redemption of the Series A Preferred Stock as promptly as practicable, but in any event, within 12 months from the date of the Default. If on or after November 3, 2026, the Issuer is aware that it is reasonably unlikely to have sufficient cash to timely effect the redemption in full of the Series A Preferred Stock when first due, the Issuer shall, prior to such anticipated due date, take reasonable steps to engage an investment banking firm of national standing (and other appropriate professionals) to conduct preparatory work for such a financing transaction and sale process of the Issuer and its subsidiaries to provide for such transaction to occur as promptly as possible after any failure for a timely redemption of the Series A Preferred Stock.

The A&R CoD is filed as Exhibit 8 to this Schedule 13D and is incorporated herein by reference. The foregoing description of the A&R CoD does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the A&R CoD.

Stock Purchase Agreement

On February 24, 2023, CP7 Warming Bag entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the buyers listed on the signature pages thereto (the “Purchasers”). Pursuant to the Stock Purchase Agreement, CP7 Warming Bag sold 1,500,000 shares of Common Stock in the aggregate to the Purchasers at a purchase price of $0.50 per share for an aggregate purchase price of $750,000.00.

The Stock Purchase Agreement is filed as Exhibit 9 to this Schedule 13D and is incorporated herein by reference. The foregoing description of the Stock Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Stock Purchase Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Cardboard Box, LLC on November 15, 2021)

Exhibit 2	Amended and Restated Stock Purchase Agreement, dated November 3, 2021, by and among Hot Air, Inc., Cardboard Box, LLC and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 3	Share Escrow Agreement, dated November 3, 2021, by and among the Issuer, Cardboard Box, LLC and the Escrow Agent (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 4	Registration Rights and Lock-Up Agreement, dated November 3, 2021, by and between Cardboard Box, LLC and the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 5	Restrictive Covenants Agreement, dated November 3, 2021, by and among Catterton Partners VII, L.P., Catterton Partners VII Offshore, L.P. and Catterton Partners VII Special Purposes, L.P., on the one hand, and the Issuer, on the other hand (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 6	Voting Agreement, dated November 3, 2021, by and among the Issuer, Cardboard Box, LLC, Ophir Sternberg and Lionheart Equities, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on November 5, 2021)

Exhibit 7	Certificate of Designation of Series A Preferred Stock of the Issuer, dated November 3, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s registration statement on Form S-8 filed on November 3, 2021 (File No. 333-260727))

Exhibit 8	Amended and Restated Certificate of Designation of Series A Preferred Stock of the Issuer, dated February 24, 2023 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on February 27, 2023)

Exhibit 9	Stock Purchase Agreement, dated February 24, 2023, by and among CP7 Warming Bag and the buyers listed on the signature pages thereto

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2023

/s/ J. Michael Chu
J. MICHAEL CHU

/s/ Scott A. Dahnke
SCOTT A. DAHNKE

CP7 WARMING BAG, L.P.

By: CP7 Management, LLC, its general partner

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person

CP7 MANAGEMENT, LLC

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person